SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 8)
Under the Securities Exchange Act of 1934

WEBSTER FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

947890109
(CUSIP Number)

SCOTT A. ARENARE, ESQ.
Managing Director and General Counsel
WARBURG PINCUS LLC
450 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 878-0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:

MITCHELL S. EITEL, ESQ.
ANDREW R. GLADIN, ESQ.
SULLIVAN & CROMWELL LLP
125 BROAD STREET
NEW YORK, NY 10004
(212) 558-4000

May 13, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Warburg Pincus Private Equity X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0849130
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON PN

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

1	NAME OF REPORTING PERSONS Warburg Pincus X Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0869910
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON PN

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

1	NAME OF REPORTING PERSONS Warburg Pincus X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403670
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON PN

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

1	NAME OF REPORTING PERSONS Warburg Pincus X LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403605
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON OO

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

1	NAME OF REPORTING PERSONS Warburg Pincus Partners LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-4069737
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON OO

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

1	NAME OF REPORTING PERSONS Warburg Pincus & Co. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-6358475
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON PN

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

1	NAME OF REPORTING PERSONS Warburg Pincus LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-3536050
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON OO

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

1	NAME OF REPORTING PERSONS Charles R. Kaye S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

1	NAME OF REPORTING PERSONS Joseph P. Landy S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

This Amendment No. 8 further amends and supplements the statement on Schedule 13D (the “Initial Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 5, 2009, as amended and restated by Amendment No. 1 filed with the SEC on October 16, 2009, Amendment No. 2 filed with the SEC on December 14, 2009, Amendment No. 3 filed with the SEC on December 29, 2010, Amendment No. 4 filed with the SEC on December 12, 2012, Amendment No. 5 filed with the SEC on March 20, 2013, Amendment No. 6 filed with the SEC on March 26, 2013 and Amendment No. 7 filed with the SEC on May 9, 2013 (as amended, this “Statement”) and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (together with Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”), Warburg Pincus X, L.P., a Delaware limited partnership and the general partner of WP X (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP X LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP X (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC, who may be deemed to control WP X, WP X LP, WP X LLC, WP Partners, WP and WP LLC.  Each of Messrs. Kaye and Landy, WP X, WP X LP, WP X LLC, WP Partners, WP and WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”) disclaims beneficial ownership of the shares of common stock, par value $0.01 per share (the “Common Stock”) of Webster Financial Corporation (“WBS”), in which WP X has beneficial ownership, except to the extent of any pecuniary interest therein.  Information in respect of each Warburg Pincus Reporting Person is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.  Capitalized terms used herein but not defined shall have the same meanings as ascribed to them in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Statement is hereby amended by adding the following at the end thereof:

On May 13, 2013, WP X sold, in the aggregate, 8,744,850 shares of Common Stock of WBS at a price of $22.50 per share to J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. (collectively, the “Underwriters”), for total proceeds of $196,759,125.  The sale of the Common Stock was made pursuant to an Underwriting Agreement (the “Underwriting Agreement”), dated May 8, 2013, among the Underwriters, WBS and WP X, attached hereto as Exhibit 12 and incorporated by reference herein.

Item 4. Purpose of the Transaction

The response set forth in Item 4 of the Statement is hereby amended by adding the following immediately prior to the caption “Additional Disclosure” thereunder:

The transactions contemplated by the May 2013 Underwriting Agreement, which is incorporated herein by reference, were consummated on May 13, 2013.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Statement is hereby amended by deleting the previous response in its entirety and inserting the following in place thereof:

(a)    As of May 13, 2013, the Warburg Pincus Reporting Persons may no longer be deemed to beneficially own any shares of Common Stock.

(b)    See Item 5(a) above.

(c)     Other than as described in this Amendment, the Warburg Pincus Reporting Persons have not effected any transactions in Common Stock since the filing of Amendment No. 7 to this Schedule 13D.

(d)    Not applicable.

(e)    On May 13, 2013, the Warburg Pincus Reporting Persons ceased to be beneficial owners of more than 5% of the issued and outstanding Common Stock. The reporting obligations of the Warburg Pincus Reporting Persons with respect to the Common Stock pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder are therefore terminated.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Item 4 of the Statement are hereby incorporated by reference in their entirety.

Item 7. Material To Be Filed as Exhibits

The list of Exhibits in Item 7 of the Statement is hereby amended by the addition of the following Exhibit:

Exhibit 12
Underwriting Agreement, dated as of May 8, 2013, among Webster Financial Corporation, Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., J.P. Morgan Securities LLC and Deutsche Bank Securities Inc.

SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2013

WARBURG PINCUS PRIVATE EQUITY X, L.P.
By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners LLC, its sole member
By:	Warburg Pincus & Co., its managing member
By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Scott A. Arenare, Attorney-in-fact*

WARBURG PINCUS X PARTNERS, L.P.
By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners LLC, its sole member
By:	Warburg Pincus & Co., its managing member
By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Scott A. Arenare, Attorney-in-fact*

WARBURG PINCUS X, L.P.
By:	Warburg Pincus X, LLC, its general partner
By:	Warburg Pincus Partners LLC, its sole member
By:	Warburg Pincus & Co., its managing member
By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Scott A. Arenare, Attorney-in-fact*

WARBURG PINCUS X LLC
By:	Warburg Pincus Partners LLC, its sole member
By:	Warburg Pincus & Co., its managing member
By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Scott A. Arenare, Attorney-in-fact*

WARBURG PINCUS PARTNERS LLC
By:	Warburg Pincus & Co., its managing member
By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Scott A. Arenare, Attorney-in-fact*

WARBURG PINCUS & CO.
By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Scott A. Arenare, Attorney-in-fact*

WARBURG PINCUS LLC
By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Managing Director

CHARLES R. KAYE
By:	/s/ Scott A. Arenare Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY
By:	/s/ Scott A. Arenare Scott A. Arenare, Attorney-in-fact*

*
The Power of Attorney given by each of Warburg Pincus & Co., Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on January 15, 2013 as an exhibit to a statement on Schedule 13D/A filed by Warburg Pincus Private Equity X, L.P. with respect to Talon Therapeutics, Inc. and is hereby incorporated by reference.

INDEX OF EXHIBITS
Exhibit 12
Underwriting Agreement, dated as of May 8, 2013, by and among Webster Financial Corporation, Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., J.P. Morgan Securities LLC and Deutsche Bank Securities Inc.  (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by Webster Financial Corporation with the Securities and Exchange Commission on May 13, 2013).